UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 26, 2023

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BHP Group Limited
Registered in Australia
ABN 49 004 028 077

Proxy Form

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 782 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 656 780
(outside Australia) +61 3 9415 4020
Facsimile (within Australia) 1800 783 447
Facsimile (outside Australia) +61 3 9473 2555

LODGEMENT OF YOUR PROXY FORM

To be valid, this proxy form must be received by 10:00 am (Adelaide time) on Monday 30 October 2023.
Any proxy form (and any Power of Attorney under which it is signed) received after that time will not be valid for the scheduled meeting.

How to complete this proxy form

If you are unable to attend the Annual General Meeting to be held in Adelaide on Wednesday 1 November 2023 at 10:00 am (Adelaide time), you are encouraged to appoint a person or body corporate who will attend as your proxy and exercise your right to vote your shares. If you appoint a body corporate as your proxy, the body corporate should appoint a person as its representative at the Annual General Meeting in accordance with section 250D of the Corporations Act 2001. If your named proxy attends the meeting but does not vote on a poll on a resolution in accordance with your directions, the Chair of the Meeting will become your proxy in respect of that resolution.

Appointment of a second proxy

A shareholder entitled to cast two or more votes may appoint up to two proxies (whether shareholders or not) to attend the meeting and vote. A separate proxy form should be used for each proxy appointment.

Directing your proxy how to vote

If you wish to direct your proxy how to vote (or to abstain from voting) on any resolution, place a mark ("X") in the "For", "Against" or "Abstain" box for each resolution. If you mark more than one box on a resolution, your vote on that resolution will be invalid. If you mark the "Abstain" box for a particular resolution, you are directing your proxy not to vote on your behalf and your votes will not be counted in computing the required majority.

IMPORTANT NOTE:
The key management personnel ('KMP') of BHP Group Limited (which includes each of the Directors) and their closely related parties will not be able to vote as your proxy on Items 10, 11 and 12 unless you tell them how to vote or, if the Chair of the Meeting is your proxy, you expressly authorise him to vote on Items 10 and 11 even though they are connected with the remuneration of the KMP. The Chair of the Meeting will not be voting undirected proxies on Item 12 even if you expressly authorise him to vote on that Item. If you intend to appoint a member of the KMP as your proxy, you can direct them to vote for or against or to abstain from voting on Items 10, 11 and 12 by marking the appropriate boxes on the proxy form.

Signing Instructions

You must sign this proxy form as follows in the spaces provided:
Individual: Where the holding is in one name, the proxy form must be signed by the shareholder or the shareholder's attorney.
Joint holding: Where the holding is in more than one name, all of the shareholders should sign.
Power of Attorney: To sign under Power of Attorney, you must have already lodged the Power of Attorney with the Share Registrar for notation. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this proxy form when you return it.
Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this proxy form must be signed by that person. If the company (in accordance with section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can sign alone. Otherwise this proxy form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.
If a representative of a company shareholder or a company proxy is to attend the meeting the appropriate "Appointment of Corporate Representative Form" should be given to the Share Registrar prior to the meeting (unless it has previously been given to the Share Registrar). This form may be obtained from the Share Registrar.

Lodging your proxy form electronically

Go to *bhp.com* or *investorvote.com.au* then follow the instructions. You can also go directly to *investorvote.com.au* by scanning the QR Code below with your smartphone. To access these services you will require the Control Number, Securityholder Reference Number (SRN) or Holder Identification Number (HIN), and postcode associated with your shareholding.

Any questions?

If you have any questions on how to complete this proxy form, please call: 1300 656 780 (within Australia), +61 3 9415 4020 (outside Australia).

Documents may be lodged:

VIA THE INTERNET
bhp.com or
investorvote.com.au
(refer to Lodging your proxy form electronically above)
Control Number:

BY SMARTPHONE
Scan QR Code

BY MAIL OR FAX
Share Registrar
Computershare Investor Services Pty Limited
GPO Box 782
Melbourne Victoria 3001 Australia
Within Australia 1800 783 447
Outside Australia +61 3 9473 2555

IN PERSON
Share Registrar
Computershare Investor Services Pty Limited, Yarra Falls,
452 Johnston Street, Abbotsford
Melbourne Victoria 3067 Australia

BHP

299003_01_V4

Appointment of Proxy I/We being a member/s of BHP Group Limited and entitled to attend and vote hereby appoint the Chair of the Meeting Write here the name of the person (or body corporate) you are (mark box with an ‘X’) OR appointing if this person is someone other than the Chair of the Meeting. or failing attendance at the Meeting of the person or body corporate named above, or if no person is named, the Chair of the Meeting, to act generally at the Meeting on my/our behalf and to vote in accordance with the directions on this proxy form or, if no directions have been given and to the extent permitted by law, as he or she sees fit, at the Annual General Meeting of BHP Group Limited to be held at Adelaide Convention Centre, North Terrace, Adelaide, South Australia on Wednesday 1 November 2023 at 10:00 am (Adelaide time) and at any adjournment or postponement thereof. IMPORTANT NOTE: (or Except becomes as otherwise your proxy specified, by default), the by Chair signing of the and Meeting returning intends this form to you vote expressly available authorise proxies the in accordance Chair of the Meeting with the toBoard’s exercise recommendation your proxy on Items . If the 10 Chair and 11 of even the Meeting though those is your Items proxy him are connected to vote on that with Item the remuneration. If you appoint of the a member Chair of of the key Meeting management as your personnel proxy, you. The can Chair direct of the the Chair Meeting to vot wil for not or be against voting or undirected abstain from proxies voting on on Item Items 12 even 10, 11 if you and expressly 12 by marking authorise the appropriate box below. Please proxies Note: in the manner If the Chair set of out the beside Meeting each is resolutionappointed. This as your reflects proxy the (or Board’s becomes recommendation your proxy by .default), However, the the Chair Chair of of the the Meeting Meeting intends will not to be vote voting available undirected proxies on Item 12. Voting directions to your proxy Please mark X (within the box) to indicate your directions st r a in F o A g Abstain Resolutions proposed by the Board For 2 To re-elect Xiaoqun Clever as a Director of BHP ï,£ï,£ï,£ For 3 To re-elect Ian Cockerill as a Director of BHP ï,£ï,£ï,£ For 4 To re-elect Gary Goldberg as a Director of BHP ï,£ï,£ï,£ For 5 To re-elect Michelle Hinchliffe as a Director of BHP ï,£ï,£ï,£ For 6 To re-elect Ken MacKenzie as a Director of BHP ï,£ï,£ï,£ For 7 To re-elect Christine O’Reilly as a Director of BHP ï,£ï,£ï,£ For 8 To re-elect Catherine Tanna as a Director of BHP ï,£ï,£ï,£ For 9 To re-elect Dion Weisler as a Director of BHP ï,£ï,£ï,£ For 10 Adoption of the Remuneration Report ï,£ï,£ï,£ For 11 Approval of equity grants to the Chief Executive Officer ï,£ï,£ï,£ 12 Renewal of approval of potential leaving entitlements ï,£ï,£ï,£ PLEASE SIGN HERE This section must be signed in accordance with the instructions overleaf to enable your directions to be implemented. Individual or Shareholder 1 Shareholder 2 Shareholder 3 Individual/Sole Director and Sole Company Secretary Director/Company Secretary Director /    / Contact Name Contact Daytime Telephone Date In addition to signing the proxy form in the above box(es) please provide the information above in case we need to contact you. B H P 2 9 9 0 0 3 A XX 299003_01_V4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: September 26, 2023	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary